SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 12, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Joseph Villalta The Ruth Group +1-646-536-7003 jvillalta@theruthgroup.com

ChipMOS REPORTS THIRD QUARTER 2008 RESULTS

Hsinchu, Taiwan, November 11, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2008. All U.S. dollar figures in this release are based on the exchange rate of NT$32.23 against US$1.00 as of September 30, 2008.

Net revenue on a US GAAP basis for the third quarter of 2008 was NT$4,361.5 million or US$135.3 million, a decrease of 9.5% from NT$4,817.1 million or US$149.5 million in the second quarter of 2008 and a decrease of 26.6% from NT$5,939.4 million or US$184.3 million for the same period in 2007. Under US GAAP, the gross margin for the third quarter of 2008 was 0.3%, compared to 7.2% for the second quarter of 2008 and 24.2% for the same period in 2007.

Net loss on a US GAAP basis for the third quarter of 2008 was NT$873.6 million or US$27.1 million, and NT$10.41 or US$0.32 per basic common share, compared to net loss of NT$674.5 million or US$20.9 million, and NT$8.04 or US$0.25 per basic common share, for the second quarter of 2008. Net loss under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$21.9 million or US$0.7 million and amortization of discount on convertible notes of NT$77.0 million or US$2.4 million for the third quarter of 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$31.3 million or US$1.0 million and amortization of discount on convertible notes of NT$85.5 million or US$2.7 million for the second quarter of 2008. Excluding the above special items regarding non-cash gains for changes in the fair value of the embedded derivative liabilities and the convertible notes, non-GAAP adjusted net loss for the third quarter of 2008 was NT$818.5 million or US$25.4 million, and NT$9.75 or US$0.30 per basic common share, compared to non-GAAP adjusted net loss of NT$620.3 million or US$19.2 million, and NT$7.40 or US$0.23 per basic common share in the second quarter of 2008.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2008 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Despite continued market weakness in both the DRAM and LCD sectors which resulted in 9.5% lower revenue in the third quarter of 2008 as compared to the second quarter of 2008, we are pleased to announce that gold bumping revenue increased over 13% in the third quarter as compared to the second quarter due to increased customer base. Gross margin decreased 6.9% in the third quarter reflecting lower capacity utilization in DRAM and LCD driver products. Flash revenues increased by 0.6% quarter over quarter and contributed around 32.6% of our total revenue in the third quarter, up from 29.4% in the previous quarter due to significant demand in Mask ROM business from our major flash customer in Taiwan. More importantly, revenue from Mask ROM increased 41.6% quarter over quarter and contributed around 3.3% of our total revenue in third quarter as compared to 2.1% of revenue in the previous quarter.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continue to focus on our cost cutting program as a key action item during this difficult period. To grow the business, we are now concentrating our effort on diversifying the customer base in each of our product segments in order to build up better momentum for our revenue growth during the course of recovery of the semiconductor industry. Despite the effect of a down cycle, we generated US$30.3 million of free cash flow under US GAAP in the third quarter of 2008 under disciplined capital expenditure. Our CapEx for the third quarter of 2008 was US$9.3 million, which was down from US$14.3 million in the second quarter. The breakdown of CapEx for the third quarter was 49% for assembly, 32% for testing and 19% for LCD driver IC capacities.

Selected Operation Data

	3Q08		2Q08
Revenue by segment
Testing		51%		49%
Assembly		31%		33%
LCD Driver		18%		18%

Utilization by segment
Testing		67%		70%
Assembly		64%		73%
LCD Driver		54%		63%
Overall		64%		69%

CapEx	US$	9.3 million	US$	14.3 million
Testing		32%		34%
Assembly		49%		34%
LCD Driver		19%		32%

Depreciation and amortization expenses (US GAAP)	US$	56.7 million	US$	56.7million

Fourth Quarter 2008 Outlook

Mr. Cheng continued, “Looking into the fourth quarter 2008, we foresee the DRAM market environment further depressed due to the overall PC demand problem. Our strategy is to diversify our DRAM customer base, target IDM companies outside Taiwan, and introduce DDR3 assembly manufacturing in the fourth quarter to increase utilization rate. Due to the global demand problems, we anticipate that performance of our flash and mixed-signal businesses will be consistent with the overall semiconductor industry trend in the fourth quarter except for the business secured by long-term contracts,”

Considering the overall market weakness in both the DRAM and LCD sectors, we currently expect that fourth quarter revenue will be in the range of approximately US$103 million to US$108 million, which is a decrease of 20% to 24% as compared to the third quarter 2008. The revenue forecast is based on the exchange rate of NT$32.23 against US$1.00 as of September 30, 2008. The reported Q4 revenue in US dollars may vary from the guidance due to a different exchange rate at the end of the fourth quarter. Finally, we currently expect gross margin on a consolidated basis for the fourth quarter of 2008 to be in the range of approximately -21% to -25% due to lower utilization rate especially in DRAM testing.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2008 results on Tuesday, November 11, 2008 at 7:00PM ET (8:00AM, November 12, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 299138.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2008, and Sep. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Sep. 30, 2007 (Unaudited)	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Sep. 30, 2007 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	135.3	149.5	184.3	135.3	149.5	184.3
Cost of Revenue	134.5	138.2	139.5	134.9	138.7	139.7

Gross Profit	0.8	11.3	44.8	0.4	10.8	44.6

Operating Expenses
Research and Development	3.4	3.4	2.4	3.4	3.4	2.4
Sales and Marketing	1.0	0.5	0.6	1.0	0.5	0.6
General and Administrative	7.2	7.9	7.7	10.2	9.7	11.8

Total Operating Expenses	11.6	11.8	10.7	14.6	13.6	14.8

Income (Loss) from Operations	(10.8)	(0.5)	34.1	(14.2)	(2.8)	29.8

Non-Operating Income (Expenses), Net	(10.4)	(1.2)	(7.8)	(13.7)	(6.4)	17.2

Income (Loss) before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	(21.2)	(1.7)	26.3	(27.9)	(9.2)	47.0
Income Tax Benefit (Expense)	(0.2)	(11.3)	(4.9)	0.3	(11.1)	(4.8)

Income (Loss) before Minority Interests and Interest in Bonuses Paid by Subsidiaries	(21.4)	(13.0)	21.4	(27.6)	(20.3)	42.2
Minority Interests	0.4	(0.6)	(3.1)	0.5	(0.6)	(2.8)
Interest in Bonuses Paid by Subsidiaries	—	(11.2)	(0.1)	—	—	—

Net Income (Loss)	(21.0)	(24.8)	18.2	(27.1)	(20.9)	39.4

Earnings (Loss) Per Share-Basic	(0.25)	(0.30)	0.22	(0.32)	(0.25)	0.47

Shares Outstanding (in thousands)-Basic	83,908	83,860	83,252	83,908	83,860	83,252

Net Income (Loss)-Diluted	(21.0)	(24.8)	18.2	(27.1)	(20.9)	18.6

Earnings (Loss) Per Share-Diluted	(0.25)	(0.30)	0.19	(0.32)	(0.25)	0.17

Shares Outstanding (in thousands)-Diluted	83,908	83,860	96,859	83,908	83,860	111,458

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.23 against US$1.00 as of Sep. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep. 30, Jun. 30, 2008, and Sep. 30, 2007

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Sep. 30, 2007 (Unaudited)	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Sep. 30, 2007 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,361.5	4,817.1	5,939.4	4,361.5	4,817.1	5,939.4
Cost of Revenue	4,335.2	4,455.4	4,494.6	4,348.3	4,468.4	4,502.9

Gross Profit	26.3	361.7	1,444.8	13.2	348.7	1,436.5

Operating Expenses
Research and Development	110.5	108.2	77.0	110.5	108.2	77.0
Sales and Marketing	31.9	17.1	20.5	31.9	17.1	20.5
General and Administrative	233.4	253.4	248.3	327.6	313.4	380.6

Total Operating Expenses	375.8	378.7	345.8	470.0	438.7	478.1

Income (Loss) from Operations	(349.5)	(17.0)	1,099.0	(456.8)	(90.0)	958.4

Non-Operating Income (Expenses), Net	(334.2)	(37.8)	(252.4)	(441.6)	(207.0)	553.3

Income (Loss) before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	(683.7)	(54.8)	846.6	(898.4)	(297.0)	1,511.7
Income Tax Benefit (Expense)	(6.1)	(363.1)	(157.1)	9.1	(356.5)	(153.8)

Income (Loss) before Minority Interests and Interest in Bonuses Paid by Subsidiaries	(689.8)	(417.9)	689.5	(889.3)	(653.5)	1,357.9
Minority Interests	13.8	(20.5)	(99.0)	15.7	(21.0)	(89.1)
Interest in Bonuses Paid by Subsidiaries	—	(362.4)	(2.7)	—	—	—

Net Income (Loss)	(676.0)	(800.8)	587.8	(873.6)	(674.5)	1,268.8

Earnings (Loss) Per Share-Basic	(8.06)	(9.55)	7.06	(10.41)	(8.04)	15.24

Shares Outstanding (in thousands)-Basic	83,908	83,860	83,252	83,908	83,860	83,252

Net Income (Loss)-Diluted	(676.0)	(800.8)	586.0	(873.6)	(674.5)	598.1

Earnings (Loss) Per Share-Diluted	(8.06)	(9.55)	6.05	(10.41)	(8.04)	5.37

Shares Outstanding (in thousands)-Diluted	83,908	83,860	96,859	83,908	83,860	111,458

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) (UNAUDITED)

For the Three Months Ended Sep. 30, Jun. 30, 2008, and Sep. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Sep. 30, 2008 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss), which is US GAAP net income (loss) adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) and non-GAAP net income (loss) per share to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007
US GAAP Net Income (Loss)-Basic	(27.1)	(20.9)	39.4
Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(0.7)	(1.0)	(23.6)
Amortization of discount on convertible notes(3)	2.4	2.7	2.8

Total Special Items	1.7	1.7	(20.8)

Non-GAAP Adjusted Net Income (Loss)-Basic	(25.4)	(19.2)	18.6

US-GAAP Net Income (Loss) Per Share-Basic	(0.32)	(0.25)	0.47

Adjustment for special items	0.02	0.02	(0.25)

Non-GAAP Net Income (Loss) Per Share-Basic	(0.30)	(0.23)	0.22

US-GAAP Net Income (Loss) Per Share-Diluted	(0.32)	(0.25)	0.17

Adjustment for special items	0.02	0.02	—

Non-GAAP Net Income (Loss) Per Share-Diluted(4)	(0.30)	(0.23)	0.17

Notes:
(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.23 against US$1.00 as of Sep. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	Non-GAAP diluted net income per share for the third quarter of 2007 was US$0.17, same as that under US GAAP since US GAAP adjusted diluted net income has excluded these two non-cash special items for non-GAAP reconciliation.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Sep. 30, Jun. 30, 2008, and Sep. 30, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007
Net Revenue	135.3	149.5	184.3
Cost of Revenue	134.9	138.7	139.7

Gross Profit	0.4	10.8	44.6

Operating Expenses
Research and Development	3.4	3.4	2.4
Sales and Marketing	1.0	0.5	0.6
General and Administrative	10.2	9.7	11.8

Total Operating Expenses	14.6	13.6	14.8

Income (Loss) from Operations	(14.2)	(2.8)	29.8

Non-Operating Income (Expenses), Net(2)	(12.0)	(4.7)	(3.6)

Income (Loss) before Income Tax and Minority Interests(2)	(26.2)	(7.5)	26.2
Income Tax Benefit (Expense)	0.3	(11.1)	(4.8)

Income (Loss) before Minority Interests(2)	(25.9)	(18.6)	21.4
Minority Interests	0.5	(0.6)	(2.8)

Net Income (Loss)(2)	(25.4)	(19.2)	18.6

Earnings (Loss) Per Share-Basic(2)	(0.30)	(0.23)	0.22

Shares Outstanding (in thousands)-Basic	83,908	83,860	83,252

Earnings (Loss) Per Share-Diluted(2)	(0.30)	(0.23)	0.17

Shares Outstanding (in thousands)-Diluted	83,908	83,860	111,458

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.23 against US$1.00 as of Sep. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$21.9 million or US$0.7 million and amortization of discount on convertible notes of NT$77.0 million or US$2.4 million for the three months ended Sep. 30, 2008, non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$31.3 million, or US$1.0 million, and amortization of discount on convertible notes of NT$85.5 million, or US$2.7 million, for the three months ended Jun. 30, 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$759.6 million or US$23.6 million and amortization of discount on convertible notes of NT$91.1 million or US$2.8 million for the three months ended Sep. 30, 2007. Please see “Reconciliation of US GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2008 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	120.2	157.2	159.3	120.2	157.2	159.3
Financial Assets at Fair Value Through Profit or Loss	14.4	19.9	17.2	14.4	19.9	17.2
Held-to-maturity Financial Assets	7.8	—	—	7.8	—	—
Accounts and Notes Receivable	146.6	151.9	165.1	146.6	151.9	165.1
Inventories	26.7	27.6	32.4	26.8	27.6	32.4
Other Current Assets	30.9	20.6	17.1	30.7	20.4	17.0

Total Current Assets	346.6	377.2	391.1	346.5	377.0	391.0

Long-term Investments	8.0	11.1	11.1	8.0	11.1	11.1
Property, Plant & Equipment-Net	819.5	860.4	931.4	812.9	854.4	926.5
Intangible Assets	5.7	5.4	5.6	5.7	5.4	5.6
Other Assets	51.2	52.2	66.8	52.4	55.0	70.2

Total Assets	1,231.0	1,306.3	1,406.0	1,225.5	1,302.9	1,404.4

LIABILITIES
Current Liabilities
Short-Term Loans	31.0	66.1	38.7	31.0	66.1	38.7
Current Portion of Long-Term Debts	124.5	182.4	210.9	124.5	177.7	211.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	25.9	26.2	44.4	25.9	26.2	44.4
Other Current Liabilities	38.2	53.8	58.9	38.2	53.8	72.3

Total Current Liabilities	219.6	328.5	352.9	219.6	323.8	367.3
Long-Term Liabilities
Long-Term Debts	368.2	318.3	351.3	364.6	313.3	346.9
Other Liabilities	10.7	12.5	11.5	16.9	19.2	18.5

Total Liabilities	598.5	659.3	715.7	601.1	656.3	732.7

SHAREHOLDERS’ EQUITY
Capital Stock	0.9	0.9	0.9	0.9	0.9	0.9
Deferred Compensation	(1.0)	(1.3)	(2.2)	(1.7)	(2.1)	(3.9)
Capital Surplus	394.4	388.3	387.1	381.9	377.5	376.9
Retained Earnings	142.5	163.5	195.2	154.1	181.2	197.0
Cumulated Translation Adjustments	14.6	8.2	8.6	14.6	8.2	8.6
Unrecognized Pension Cost	—	—	—	(6.4)	(6.4)	(6.4)
Minority Interests	81.1	87.4	100.7	81.0	87.3	98.6

Total Equity	632.5	647.0	690.3	624.4	646.6	671.7

Total Liabilities & Shareholders’ Equity	1,231.0	1,306.3	1,406.0	1,225.5	1,302.9	1,404.4

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.23 against US$1.00 as of Sep. 30, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Sep. 30, Jun. 30, 2008 and Dec. 31, 2007

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Sep. 30, 2008 (Unaudited)	Jun. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	3,874.7	5,066.8	5,133.6	3,874.7	5,066.8	5,133.6
Financial Assets at Fair Value Through Profit or Loss	465.2	640.9	555.6	465.2	640.9	555.6
Held-to-maturity Financial Assets	250.0	—	—	250.0	—	—
Accounts and Notes Receivable	4,724.2	4,895.1	5,322.7	4,724.2	4,895.1	5,322.7
Inventories	862.1	887.8	1,043.6	862.8	888.4	1,044.3
Other Current Assets	994.4	665.0	549.7	990.0	661.2	547.2

Total Current Assets	11,170.6	12,155.6	12,605.2	11,166.9	12,152.4	12,603.4

Long-term Investments	258.0	358.0	358.0	258.0	358.0	358.0

Property, Plant & Equipment-Net	26,410.7	27,731.4	30,020.4	26,199.6	27,537.3	29,861.6
Intangible Assets	183.7	173.3	180.4	183.7	173.3	180.4
Other Assets	1,651.3	1,683.7	2,152.1	1,688.7	1,772.0	2,262.6

Total Assets	39,674.3	42,102.0	45,316.1	39,496.9	41,993.0	45,266.0

LIABILITIES
Current Liabilities
Short-Term Loans	999.9	2,129.9	1,249.2	999.9	2,129.9	1,249.2
Current Portion of Long-Term Debts	4,011.3	5,878.1	6,797.1	4,011.3	5,725.8	6,828.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	833.3	844.3	1,430.2	833.3	844.3	1,430.2
Other Current Liabilities	1,231.3	1,734.8	1,897.7	1,231.3	1,734.8	2,331.9

Total Current Liabilities	7,075.8	10,587.1	11,374.2	7,075.8	10,434.8	11,839.3
Long-Term Liabilities
Long-Term Debts	11,867.5	10,261.4	11,323.7	11,752.9	10,100.0	11,179.3
Other Liabilities	345.2	402.3	370.1	544.6	617.3	596.5

Total Liabilities	19,288.5	21,250.8	23,068.0	19,373.3	21,152.1	23,615.1

SHAREHOLDERS’ EQUITY
Capital Stock	27.6	27.5	27.5	27.6	27.5	27.5
Deferred Compensation	(32.9)	(41.7)	(69.4)	(55.3)	(69.1)	(125.0)
Capital Surplus	12,713.8	12,515.7	12,475.9	12,309.7	12,169.0	12,147.3
Retained Earnings	4,592.3	5,268.3	6,291.0	4,967.8	5,841.4	6,350.8
Cumulated Translation Adjustments	469.4	263.0	277.5	469.4	263.0	277.5
Unrecognized Pension Cost	—	—	—	(205.8)	(205.8)	(205.8)
Minority Interests	2,615.6	2,818.4	3,245.6	2,610.2	2,814.9	3,178.6

Total Equity	20,385.8	20,851.2	22,248.1	20,123.6	20,840.9	21,650.9

Total Liabilities & Shareholders’ Equity	39,674.3	42,102.0	45,316.1	39,496.9	41,993.0	45,266.0